Via Facsimile and U.S. Mail
Mail Stop 6010


November 18, 2005


Mr. John R. Potapchuk
Senior Vice President, Chief Financial Officer, Treasurer and
Secretary
(Principal Financial and Accounting Officer)
Gentiva Health Services, Inc.
3 Huntington Quadrangle, Suite 200S
Melville, NY 11747-4627

      Re:	Gentiva Health Services, Inc.
		Form 10-K for the Fiscal Year Ended January 2, 2005
      File No. 001-15669

Dear Mr. Potapchuk:

      We have reviewed your response dated November 9, 2005 to our comment letter dated October 21, 2005 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


January 2, 2005 Form 10-K, filed March 17, 2005

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 17

Critical Accounting Policies and Estimates, pages 32 - 34
1. Please refer to your response to our prior comment number three.
We note that for several critical accounting estimates, you have determined that "it is not possible to predict the degree of change that might be effected". Please disclose, and elaborate on the specific circumstances that preclude this information from being disclosed, as referred to by this statement. Include a discussion of how these constraints may affect or preclude your ability to make reasonable and reliable estimates.
2. Additionally, with respect to your estimates of revenue, costs of claims incurred, and obligations under insurance programs, please revise your disclosure to clarify whether changes in estimates have been material for each period presented. For each disclosure, please quantify any material changes in estimate. It does not appear that disclosure regarding costs of claims incurred and obligations under insurance programs provide the discussion required by Release 33-8350. Further, since the amount of expense recognized in each period presented for these two estimates, it is difficult to assess the significance of these two critical estimates. Please expand the disclosure as necessary.

Revenue Recognition, page 32
3. We note your response to our prior comment number four and have the following comments:
a. We continue to believe that the accounts receivable aging report provides meaningful information to investors, especially given the significance of your accounts receivables and should at a minimum should indicate the past due amounts and a breakdown by payor classification.
b. Please refer to the third paragraph of your response to our prior comment number four. We note that "all payers are reviewed and analyzed separately". However, your proposed disclosure does not provide information about the review process at this level.
Please
revise your disclosure to address how accounts receivable is reviewed and analyzed by payor-type.


*    *    *    *

      As appropriate, please amend your January 2, 2005 Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Tabatha Akins, Staff Accountant, at (202)
551-
3658 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-
3614
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3679 with any other questions.


Sincerely,



Jim B. Rosenberg
      Senior Assistant Chief Accountant

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John R. Potapchuk
Gentiva Health Services, Inc.
November 18, 2005
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